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Short-Term Bond Fund of America, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486-9345
Fax (213) 486-9455
E-mail: ksv@capgroup.com

Kimberly S. Verdick
Secretary

September 21, 2006

Capital Research and Management Company
333 South Hope Street
Los Angeles, CA 90071

Re: Investment Letter

Gentlemen:

Short-Term Bond Fund of America, Inc., a Maryland corporation (the "Fund"), hereby offers to sell to you 1,000,000 shares of its Class A common stock, $0.001 par value, (the "Shares") at a price of $10.00 per share upon the following terms and conditions:

You agree to pay to the Fund the aggregate purchase price of $10,000,000 against delivery of a statement confirming the registration of the 1,000,000 Shares in your name.

You represent to the Fund that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by you.

You understand that you are obligated to pay certain expenses incurred in connection with the organization of the Fund, as shall be reflected in an Investment Advisory and Service Agreement between you and the Fund. You agree that you will not redeem any of the Shares while any portion of such organizational expenses has not been paid by you.

Very truly yours,

SHORT-TERM BOND FUND
OF AMERICA, INC.

By /s/ Kimberly S. Verdick
Kimberly S. Verdick, Secretary

Confirmed and agreed to September 21, 2006

CAPITAL RESEARCH AND MANAGEMENT COMPANY

By	/s/ Michael J. Downer
Michael J. Downer, Secretary